UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K for August, 2019

Commission File Number 1-31615

Sasol Limited
50 Katherine Street
Sandton 2196
South Africa
(Name and address of registrant's principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F __X__ Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _____ No __X__

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _____ No __X__

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____ No __X__

Enclosures: **SASOL LIMITED | UPDATE ON SASOL BOARD REVIEW, DELAY OF THE FINANCIAL RESULTS ANNOUNCEMENT AND UPDATE ON THE LAKE CHARLES CHEMICALS PROJECT**

Sasol Limited
Sasol Ordinary Share codes: JSE: SOL   NYSE: SSL
Sasol Ordinary ISIN codes: ZAE000006896 US8038663006
Sasol BEE Ordinary Share code: JSE: SOLBE1
Sasol BEE Ordinary ISIN code: ZAE000151817
("Sasol" or "the Company")

UPDATE ON SASOL BOARD REVIEW, DELAY OF THE FINANCIAL RESULTS ANNOUNCEMENT AND UPDATE ON THE LAKE CHARLES CHEMICALS PROJECT

In the Company's Trading Statement of 25 July 2019, updated guidance was provided on the independent review commissioned by the Board to ascertain the factors that impacted the cost and schedule changes for the Lake Charles Chemicals Project (LCCP).

A preliminary report from the independent review was presented to the Board on 14 August 2019. The report contains observations which point to possible LCCP control weaknesses. Management and the Board will assess such control weaknesses and identify whether any further remedial actions are required. In addition, the Company's auditors are required to consider these assessments in terms of International Standards on Auditing and the Auditing Standards of the Public Company Accounting Oversight Board.

As a consequence, the Board has decided to delay the announcement of Sasol's 2019 financial results until the independent review and external audit has been completed. The Board therefore expects to announce the 2019 financial results on 19 September 2019. At that time, Sasol will also release its suite of reports including the Annual Financial Statements, Annual Integrated Report, Sustainable Development Report, Climate Change Report and Annual Report on Form 20-F.

Notwithstanding the independent review, the Board remains confident that the guidance on the earnings ranges provided in the Trading Statement and the previous cost guidance for the LCCP of $12,6-12,9 billion remain unchanged.

LCCP UPDATE

Sasol provided an update on the LCCP in its Trading Statement of 25 July 2019, in which the Company stated that beneficial operation of the Ethane Cracker was expected at the end of July 2019 or soon thereafter.

The final stages of the Ethane Cracker startup were initiated in July 2019. As is often the case with major plant startups, a technical challenge relating to a large heat exchanger was encountered. As a result, the Cracker startup was interrupted for several days to resolve this issue. The startup has now resumed and an update on the achievement of beneficial operation will be provided on or before 26 August 2019.

16 August 2019
Sandton

Sponsor: Merrill Lynch South Africa Proprietary Limited

Disclaimer - Forward-looking statements

Sasol may, in this document, make certain statements that are not historical facts and relate to analyses and other information which are based on forecasts of future results and estimates of amounts not yet determinable. These statements may also relate to our future prospects, developments and business strategies. Examples of such forward-looking statements include, but are not limited to, statements regarding exchange rate fluctuations, volume growth, increases in market share, total shareholder return, executing our growth projects (including LCCP), oil and gas reserves, cost reductions, our Continuous Improvement (CI) initiative and business performance outlook. Words such as "believe", "anticipate", "expect", "intend", "seek", "will", "plan", "could", "may", "endeavour", "target", "forecast" and "project" and similar expressions are intended to identify such forward-looking statements, but are not the exclusive means of identifying such statements. By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and there are risks that the predictions, forecasts, projections and other forward-looking statements will not be achieved. If one or more of these risks materialise, or should underlying assumptions prove incorrect, our actual results may differ materially from those anticipated. You should understand that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors are discussed more fully in our most recent annual report on Form 20-F filed on 28 August 2018 and in other filings with the United States Securities and Exchange Commission. The list of factors discussed therein is not exhaustive; when relying on forward-looking statements to make investment decisions, you should carefully consider both these factors and other uncertainties and events. Forward-looking statements apply only as of the date on which they are made, and we do not undertake any obligation to update or revise any of them, whether as a result of new information, future events or otherwise.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Sasol Limited, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 16 August 2019

By: <u>/s/ V D Kahla</u>
Name: Vuyo Dominic Kahla
Title: Company Secretary